Arcadia Biosciences, Inc.

202 Cousteau Place, Suite 200

Davis, CA 95618

February 13, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:    John Dana Brown

Re:	Arcadia Biosciences, Inc.
Registration Statement on Form S-1 (No. 333-229047)
Request for Acceleration

Dear Mr. Brown:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Arcadia Biosciences, Inc. (the “Company”) hereby requests that the effective date of its Registration Statement on Form S-1 (File No. 333-229047) be accelerated so that the same will become effective at 5:00 p.m., Eastern Time, on Thursday, February 14, 2019, or as soon thereafter as practicable.

The Company hereby acknowledges the following:

(i)    should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)    the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)    the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request or the Registration Statement, please call our counsel Mike De Angelis of Weintraub Tobin, at (916) 558-6164.

Very truly yours,

Arcadia Biosciences, Inc.

By: /s/ Matthew T. Plavan

Matthew T. Plavan

Chief Financial Officer